SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 1)


                         HI-RISE RECYCLING SYSTEMS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   428396 10 5
                                 (CUSIP Number)


                      General Electric Capital Corporation
--------------------------------------------------------------------------------
                               260 Long Ridge Road
                           Stamford, Connecticut 06927


                              Nancy E. Barton, Esq.
--------------------------------------------------------------------------------
                                 (203) 357-4000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 6, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 9 Pages)





47660.1930

---------------------------------------------------------                        ----------------------------------------------
CUSIP No. 122574 10 6                                            13D/A                               Page 2 of 9 Pages
---------------------------------------------------------                        ----------------------------------------------
---------- --------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GENERAL ELECTRIC CAPITAL CORPORATION                      13-1500700
---------- --------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a)  [ ]
                                                                                                       (b)  [ ]

---------- --------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS
              WC
---------- --------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                           [ ]

---------- --------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK, USA
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  17,745,689
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              -0-
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              17,745,689
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              -0-
---------- --------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,745,689
---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES                                                                            [ ]

---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           52.7% (SEE ITEM 5)
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- --------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------                        ----------------------------------------------
CUSIP No. 122574 10 6                                            13D/A                               Page 3 of 9 Pages
---------------------------------------------------------                        ----------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GENERAL ELECTRIC CAPITAL SERVICES, INC.                             06-11095031
---------- --------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [ ]

---------- --------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

              NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]

---------- --------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE, USA
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  DISCLAIMED.  SEE 11 BELOW
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              -0-
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              DISCLAIMED.  SEE 11 BELOW
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              -0-
---------- --------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           BENEFICIAL OWNERSHIP OF ALL SHARES OF COMMON STOCK IS DISCLAIMED BY
           GENERAL ELECTRIC CAPITAL SERVICES, INC.
---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           DISCLAIMED.  SEE 11 ABOVE
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- --------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------                        ----------------------------------------------
CUSIP No. 122574 10 6                                            13D/A                               Page 4 of 9 Pages
---------------------------------------------------------                        ----------------------------------------------

---------- --------------------------------------------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GENERAL ELECTRIC COMPANY                        14-0089340
---------- --------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                       (a) [ ]
                                                                                                       (b) [ ]

---------- --------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS

              NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                             [ ]

---------- --------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW YORK, USA
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    7         SOLE VOTING POWER
                    NUMBER OF
                      SHARES                                  DISCLAIMED.  SEE 11 BELOW
                   BENEFICIALLY
                     OWNED BY
                       EACH
                    REPORTING
                      PERSON
                       WITH
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    8         SHARED VOTING POWER

                                                              -0-
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    9         SOLE DISPOSITIVE POWER

                                                              DISCLAIMED.  SEE 11 BELOW
--------------------------------------------------- --------- -----------------------------------------------------------------
                                                    10        SHARED DISPOSITIVE POWER

                                                              -0-
---------- --------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           BENEFICIAL OWNERSHIP OF ALL SHARES OF COMMON STOCK IS DISCLAIMED BY
           GENERAL ELECTRIC COMPANY.
---------- --------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

           NOT APPLICABLE
---------- --------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           DISCLAIMED.  SEE 11 ABOVE
---------- --------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
---------- --------------------------------------------------------------------------------------------------------------------


--------------------------                        ------------------------------
CUSIP No. 122574 10 6               13D/A                   Page 5 of 9 Pages
--------------------------                        ------------------------------


           Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either General Electric Capital Services, Inc. or General Electric Company that it is the beneficial owner of any of the Common Stock of Hi-Rise Recycling Systems, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

           This amendment (this "Amendment") amends and supplements a statement on Schedule 13D relating to the common stock, $0.01 par value per share (the "Common Stock"), of Hi-Rise Recycling Systems, Inc., a Florida corporation (the "Company"), filed with the Securities and Exchange Commission on December 24, 1998 (the "Initial Schedule 13D").

           Certain capitalized terms used in this statement but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.


ITEM 1.    SECURITY AND ISSUER.

           The second sentence of Item 1 of the Initial Schedule 13D is hereby amended and restated as follows:

           The address of principal executive offices of the Issuer are located at 8505 N.W. 54th Street, Miami, Florida 33166.


ITEM 2.    IDENTITY AND BACKGROUND.

           Schedules I, II and III of the initial Schedule 13D are amended and restated by Schedules I, II and III attached hereto, respectively. The citizenship of the executive officers and directors of each of GECC, GECS and GE are set forth on Schedules I, II and III attached hereto, respectively.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

           The Common Stock reported herein is beneficially owned by GECC through warrants which were acquired by GECC pursuant to a loan transaction between GECC, as Lender, and the Issuer, as Borrower. On October 28, 1998, GECC and certain other Lenders named therein (collectively, the "Lenders") entered into a certain Credit Agreement with the Issuer and certain other Borrowers (collectively, the "Borrowers") named therein (as amended from time to time, the "Credit Agreement"). On December 6, 2000, GECC, the Lenders and the Borrowers consummated the transactions contemplated by that certain Fourth Amendment to the Credit Agreement, pursuant to which, among other things, GECC will make an additional $5,500,000 loan to the Borrowers (the "Additional Term Loan").

--------------------------                        ------------------------------
CUSIP No. 122574 10 6               13D/A                   Page 6 of 9 Pages
--------------------------                        ------------------------------


           As consideration for GECC making the Additional Term Loan under the Credit Agreement, the Issuer and GECC consummated the transactions contemplated by that certain Securities Purchase Agreement (GECC) dated as of December 4, 2000, which, among other things, provided for the acquisition (which occured on December 6, 2000) by GECC of a Warrant (the "Warrant"), exercisable at any time or from time to time to and including December 4, 2010, to purchase 17,745,689 shares of the Common Stock of the Issuer at an exercise price of $.01 per share. As additional consideration for the Warrant, GECC will surrender to the Issuer for cancellation the warrant dated as of October 28, 1998.

           GECC also entered into a Registration Rights Agreement with the Issuer, dated December 4, 2000 (the "Registration Rights Agreement"), providing GECC with certain registration rights with respect to the shares of Common Stock purchasable upon exercise of the Warrant.

           Note that although the Warrant, the Securities Purchase Agreement and the Fourth Amendment are dated as of December 4, 2000, such documents were not actually delivered, and the transactions contemplated thereby were not consummated, until December 6, 2000. Although the Warrant is immediately exercisable, as of December 6, 2000, the Warrant has not been exercised by GECC. Upon any such event, GECC anticipates funding the exercise price of the Common Stock either through (i) working capital or (ii) using a portion of the Common Stock receivable upon conversion of the Warrant to pay the exercise price of the Warrant.


ITEM 4.    PURPOSE OF TRANSACTION.

           The first two sentences of Item 4 of the Initial Schedule 13D are hereby amended and restated in their entirety to read as follows:

           The purpose of the Issuer conveying the Warrant to GECC was to provide additional consideration to GECC for its making of the Additional Term Loan. GECC intends to hold the Warrant as an investment in the ordinary course of business. Note that although GECC does not presently intend to exercise the Warrant (and thus effect a change in control of the Issuer), GECC reserves the right to so exercise its Warrant (and thus effect a change in control of the Issuer) at any time.


ITEM 5.    INTEREST IN SECURITIES OF ISSUER.

           Paragraph (a) of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

           (a) The aggregate number and percentage of Common Stock beneficially owned by the Filing Persons are 17,745,689 and 52.7%, respectively, on December 6, 2000.(1) GECS and GE disclaim any beneficial ownership in any shares of the Common Stock and the Warrant.


-----------------------
(1) Based on the information included in the Issuer's Form 10-Q dated November 20, 2000, the Issuer had outstanding 15,940,901 shares of Common Stock as of
 ...(continued)

--------------------------                        ------------------------------
CUSIP No. 122574 10 6               13D/A                   Page 7 of 9 Pages
--------------------------                        ------------------------------


           Except as described in (a) above, none of the Filing Persons, nor to the best of their knowledge, any of their executive officers and directors, beneficially own any securities of the Issuer or has a right to acquire any securities of the Issuer.

           The parenthetical in Paragraph (b) of the Initial Schedule 13D is hereby deleted and "(up to 17,745,689 shares)" substituted therefor.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Section 6 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

           The Warrant is exercisable at any time or from time to time to and including December 4, 2010, to purchase 17,745,689 shares of the Common Stock of the Issuer at an exercise price of $0.01 per share. Under the Warrant, GECC has the right, during the period through and including December 4, 2010, to sell its Warrant or the underlying Common Stock back to the Issuer at any time after (i) the termination by the Borrowers of any of the loans made by the Lenders under the Credit Agreement, (ii) the aggregate amount of permanent reductions in the outstanding principal balance of the loans made pursuant to the Credit Agreement equals or exceeds $10,000,000, (iii) a secondary public offering, (iv) an event of default by the Issuer under the Credit Agreement, or (v) the adoption by the Issuer of an employee stock ownership plan. The Warrant also contains customary anti-dilution protections as well as anti-dilution protection for certain acquisitions by the Issuer.

           Under the Securities Purchase Agreement, in the event the Issuer engages in any business combination, whether by way of merger, asset purchase or otherwise, the Issuer has agreed to sell to GECC a warrant to purchase a number of shares of Common Stock of the Issuer equal to 45% on a fully-diluted basis of any Common Stock issued or issuable pursuant to any rights, warrants or options to purchase Common Stock or convertible securities pursuant to such business combination at an exercise price per share equal to the effective per share value of the Common Stock so issued or issuable pursuant to such business combination.

           Under the Registration Rights Agreement, GECC is entitled to request from the Issuer the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Common Stock acquired by GECC upon exercise of the Warrant, at any time after the effective date of the Warrant through and


---------------------------
 ...(continued)
November 7, 2000. All percentages in this Amendment have been determined based on this number of outstanding shares of Common Stock.

--------------------------                        ------------------------------
CUSIP No. 122574 10 6               13D/A                   Page 8 of 9 Pages
--------------------------                        ------------------------------


including the second anniversary of the expiration date of the Warrant, up to a maximum of two such registrations, provided that the second request for registration cannot be within two years of the first request. GECC is also entitled to include the Common Stock acquired by it upon exercise of the Warrant in a registration under the Securities Act being filed by the Issuer.

           The foregoing descriptions of the Warrant, the Securities Purchase Agreement and the Registration Rights Agreement contained in this Schedule 13D are summaries and are qualified in their entirety by reference to the text of such agreements, copies of which are attached hereto as Exhibits B through D respectively, and are incorporated herein by reference.

           Otherwise, none of the Filing Persons, nor, to the best of their knowledge, any of their respective officers or directors, has any contracts, arrangements, understanding, or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS SCHEDULES AND EXHIBITS.

           The following documents are filed as schedules:

I.       Directors and Officers of GECC

II.      Directors and Officers of GECS

III.     Directors and Officers of GE

         The following documents are filed as exhibits:

A. Joint Filing Agreement dated as of December 18, 2000 by and among GECC, GECS and GE.

B. Securities Purchase Agreement (GECC) dated as of December 4, 2000, between GECC and the Issuer.

C. Registration Rights Agreement dated as of December 4, 2000, between GECC and the Issuer.

D.       Stock Purchase Warrant, dated December 4, 2000.

--------------------------                        ------------------------------
CUSIP No. 122574 10 6               13D/A                   Page 9 of 9 Pages
--------------------------                        ------------------------------


                                  SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: December 18, 2000.

                                GENERAL ELECTRIC CAPITAL CORPORATION

                                By: /s/ Nancy E. Barton
                                    ------------------------------------------
                                    Name: Nancy E. Barton
                                    Title: Senior Vice President



                                GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                By: /s/ Nancy E. Barton
                                    -----------------------------------------
                                    Name: Nancy E. Barton
                                    Title: Senior Vice President



                                GENERAL ELECTRIC COMPANY

                                By: /s/ Nancy E. Barton
                                    -----------------------------------------
                                    Name: Nancy E. Barton
                                    Title: Attorney-In-Fact

                                   SCHEDULE I

         DIRECTORS AND OFFICERS OF GENERAL ELECTRIC CAPITAL CORPORATION


                Directors of General Electric Capital Corporation

NAME
PRESENT PRINCIPAL OCCUPATION                                  PRESENT BUSINESS ADDRESS
----------------------------                                  ------------------------
Nancy E. Barton,
Senior Vice President, General Counsel and Secretary          GE Capital Corp
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

Francis S. Blake,
Senior Vice President, Corporate Business Development         General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

James R. Bunt,
Vice President and Treasurer                                  GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
David L. Calhoun,
Chief Executive Officer                                       GE Aircraft Engines
                                                              1 Neumann Way
                                                              Cincinnati, OH  45215
Dennis D. Dammerman,
Vice Chairman and Executive Officer                           GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Michael D. Fraizer,
President & CEO                                               GE Financial Assurance
                                                              6604 W. Broad Street
                                                              Richmond, VA  23230

Benjamin W. Heineman, Jr.,
Senior Vice President, General Counsel and Secretary          GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Jeffrey R. Immelt,
President and Chairman-Elect                                  GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

W. James McNerney, Jr.                                        8765 Old Indian Hill Road
  Business position not available                             Indian Hill, OH  45243 (Residence)

John H. Myers,
Chairman and President                                        GE Investment Corporation
                                                              3003 Summer Street, 7th Fl.
                                                              Stamford, CT  06905

Robert L. Nardelli
  Business position not available                             1 Cobble Court
                                                              Loudonville, NY  12211 (Residence)


NAME
PRESENT PRINCIPAL OCCUPATION                                  PRESENT BUSINESS ADDRESS
----------------------------                                  ------------------------

Denis J. Nayden,
Chairman and CEO                                              GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Michael A. Neal,
President and COO                                             GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
James A. Parke,
Vice Chairman & Chief Financial Officer                       GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Ronald R. Pressman,
Chairman, President & CEO                                     Employers Reinsurance Corporation
                                                              5200 Metcalf
                                                              Overland Park, KS  66204

Gary M. Reiner,
Sr. Vice President & Chief Information Officer                General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
John M. Samuels,
Vice President and Senior Counsel, Corporate Taxes            General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Keith S. Sherin,
Senior Vice President, Finance, and Chief
Financial Officer                                             General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Edward D. Stewart,
Executive Vice President                                      General Electric Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
John F. Welch, Jr.,
Chairman and Chief Executive Officer                          General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
William A. Woodburn,
Executive Vice President                                      General Electric Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927


                                                           Citizenship
                                                           -----------

                                                    All Directors     U.S.A.

           Executive Officers of General Electric Capital Corporation

NAME
PRESENT PRINCIPAL OCCUPATION                                  PRESENT BUSINESS ADDRESS
----------------------------                                  ------------------------
Denis J. Nayden
  Chairman of the Board and Chief Executive Officer           GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

Michael A. Neal
President and Chief Operating Officer                         GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
James A. Parke
Vice Chairman of the Board and Chief Financial Officer        GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Edward D. Stewart
Executive Vice President                                      GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
William A. Woodburn
Executive Vice President                                      GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Nancy E. Barton
Senior Vice President, General
  Counsel and Secretary                                       GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

James A. Colica
Senior Vice President, Global Risk
  Management                                                  GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Richard D'Avino
Senior Vice President, Taxes                                  GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Robert L. Lewis,
Senior Vice President, Structured
  Finance Group                                               GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Marc J. Saperstein,
Senior Vice President, Human Resources                        GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Jeffrey S. Werner,
Senior Vice President, Corporate Treasury
  and Global Funding Opn                                      GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927


                                                          Citizenship
                                                          -----------

                                           All Executive Officers      U.S.A.

                                   SCHEDULE II

        DIRECTORS AND OFFICERS OF GENERAL ELECTRIC CAPITAL SERVICES, INC.


              Directors of General Electric Capital Services, Inc.

NAME
PRESENT PRINCIPAL OCCUPATION                                  PRESENT BUSINESS ADDRESS
----------------------------                                  ------------------------
Nancy E. Barton,
Senior Vice President, General Counsel and Secretary          GE Capital Corp
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

Francis S. Blake,
Senior Vice President, Corporate Business Development         General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

James R. Bunt,
Vice President and Treasurer                                  GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
David L. Calhoun,
Chief Executive Officer                                       GE Aircraft Engines
                                                              1 Neumann Way
                                                              Cincinnati, OH  45215
Dennis D. Dammerman,
Vice Chairman and Executive Officer                           GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Michael D. Fraizer,
President & CEO                                               GE Financial Assurance
                                                              6604 W. Broad Street
                                                              Richmond, VA  23230

Benjamin W. Heineman, Jr.,
Senior Vice President, General Counsel and Secretary          GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Jeffrey R. Immelt,
President and Chairman-Elect                                  GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

W. James McNerney, Jr.                                        8765 Old Indian Hill Road
  Business position not available                             Indian Hill, OH  45243 (Residence)

John H. Myers,
Chairman and President                                        GE Investment Corporation
                                                              3003 Summer Street, 7th Fl.
                                                              Stamford, CT  06905
Robert L. Nardelli
  Business position not available                             1 Cobble Court
                                                              Loudonville, NY  12211 (Residence)

NAME
PRESENT PRINCIPAL OCCUPATION                                  PRESENT BUSINESS ADDRESS
----------------------------                                  ------------------------

Denis J. Nayden,
Chairman and CEO                                              GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Michael A. Neal,
President and COO                                             GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
James A. Parke,
Vice Chairman & Chief Financial Officer                       GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Ronald R. Pressman,
Chairman, President & CEO                                     Employers Reinsurance Corporation
                                                              5200 Metcalf
                                                              Overland Park, KS  66204

Gary M. Reiner,
Sr. Vice President & Chief Information Officer                General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
John M. Samuels,
Vice President and Senior Counsel, Corporate Taxes            General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Keith S. Sherin,
Senior Vice President, Finance, and Chief
Financial Officer                                             General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
Edward D. Stewart,
Executive Vice President                                      General Electric Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
John F. Welch, Jr.,
Chairman and Chief Executive Officer                          General Electric Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431
William A. Woodburn,
Executive Vice President                                      General Electric Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927


                                                         Citizenship
                                                         -----------

                                                  All Directors     U.S.A.

          Executive Officers of General Electric Capital Services, Inc.

NAME
PRESENT PRINCIPAL OCCUPATION                                  PRESENT BUSINESS ADDRESS
----------------------------                                  ------------------------
Dennis D. Dammerman,
Chairman of the Board                                         GE Company
                                                              3135 Easton Turnpike
                                                              Fairfield, CT  06431

Denis J. Nayden
President                                                     GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
James A. Parke
Executive Vice President and Chief Financial Officer          GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Michael A. Neal
Executive Vice President                                      GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Ronald R. Pressman,
Executive Vice President                                      Employers Reinsurance Corporation
                                                              5200 Metcalf
                                                              Overland Park, KS  66204

Edward D. Stewart
Executive Vice President                                      GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
William A. Woodburn
Executive Vice President                                      GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Nancy E. Barton
Senior Vice President, General
  Counsel and Secretary                                       GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

James A. Colica
Senior Vice President, Global Risk
  Management                                                  GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Richard D'Avino
Senior Vice President, Taxes                                  GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Marc J. Saperstein,
Senior Vice President, Human Resources                        GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927
Jeffrey S. Werner,
Senior Vice President, Corporate Treasury
  and Global Funding Opn                                      GE Capital Corporation
                                                              260 Long Ridge Road
                                                              Stamford, CT  06927

                                                       Citizenship
                                                       -----------

                                         All Executive Officers      U.S.A.

                                  SCHEDULE III

               DIRECTORS AND OFFICERS OF GENERAL ELECTRIC COMPANY


                      DIRECTORS OF GENERAL ELECTRIC COMPANY

Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

J. I. Cash, Jr.                               Harvard Business School
Professor of Business Administration-         Morgan Hall
Graduate School of Business                   Soldier's Field Road
Administration, Harvard University            Boston, MA 02163

S. S. Cathcart                                222 Wisconsin Avenue
Retired Chairman                              Suite 103
Illinois Tool Works                           Lake Forest, IL 60045

Dennis D. Dammerman                           General Electric Company
Vice Chairman of the Board and Executive      3135 Easton Turnpike
Officer, General Electric Company;            Fairfield, CT 06431
Chairman, General Electric Capital
Services, Inc.

P. Fresco                                     Fiat SpA
Chairman of The Board                         via Nizza 250
                                              10126 Torino, Italy

A. M. Fudge                                   Kraft Foods, Inc.
Executive Vice President                      555 South Broadway
                                              Tarrytown, NY 10591

C. X. Gonzalez                                Kimberly-Clark de Mexico, S.A. de
Chairman of the Board and Chief Executive     C.V.
Officer                                       Jose Luis Lagrange 103
Kimberly-Clark de Mexico, S.A. de C. V.       Tercero Piso
                                              Colonia Los Morales
                                              Mexico, D. F. 11510, Mexico

A. Jung                                       Avon Products, Inc.
President and Chief Executive Officer         1345 Avenue of the Americas
Avon Products, Inc.                           New York, NY 10105

K. G. Langone                                 Invemed Associates, Inc.
Chairman, President and Chief Executive       375 Park Avenue
Officer, Invemed Associates, Inc.             New York, NY 10152

Scott G. McNealy                              Sun Microsystems, Inc.
Chairman, President and Chief Executive       901 San Antonio Road
Officer, Sun Microsystems, Inc.               Palo Alto, CA  94303-4900

Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

W. J McNerney, Jr.                            8765 Old Indian Hill Road
Business position not available               Indian Hill, OH  45243
                                              (Residence)

G. G. Michelson                               Federated Department Stores
Former Member of the Board of Directors       151 West 34th Street
Federated Department Stores                   New York, New York 10001

R. L. Nardelli                                1 Cobble Court
Business position not available               Londonville, NY  12211
                                              (Residence)

S. Nunn                                       King & Spalding
Partner, King & Spalding                      191 Peachtree Street, N.E.
                                              Atlanta, Georgia 30303

R. S. Penske                                  Penske Corporation
Chairman of the Board and President           13400 Outer Drive, West
Penske Corporation                            Detroit, MI 48239-4001

F.H.T. Rhodes                                 Cornell University
President, Emeritus, Cornell University       3104 Snee Building
                                              Ithaca, NY 14853

A. C.  Sigler                                 Champion International
Retired Chairman of The Board and CEO and     Corporation
former Director, Champion International       1 Champion Plaza
Corporation                                   Stamford, CT 06921

D. A. Warner III                              J. P. Morgan & Co., Inc. & Morgan
Chairman of the Board, President and Chief    Guaranty Trust Co.
Executive Officer, J. P. Morgan & Co.         60 Wall Street
Incorporated and Morgan Guaranty Trust        New York, New York 10260
Company

J. F.  Welch, Jr.                             General Electric Company
Chairman of the Board and Chief Executive     3135 Easton Turnpike
Officer, General Electric Company             Fairfield, CT 06431

R. C. Wright                                  National Broadcasting Company,
Vice Chairman of the Board and Executive      Inc.
Officer, General Electric Company;            30 Rockefeller Plaza
President and Chief Executive Officer,        New York, New York 10112
National Broadcasting Company, Inc.


                          Citizenship
                          ------------

                 P. Fresco                 Italy
                 C. X. Gonzales            Mexico
                 Andrea Jung               Canada
                 All Others                U.S.A.

                           GENERAL ELECTRIC COMPANY
                              EXECUTIVE OFFICERS


Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

J. F.  Welch, Jr.                             General Electric Company
Chairman of the Board and Chief Executive     3135 Easton Turnpike
Officer, General Electric Company             Fairfield, CT 06431

P. D. Ameen                                   General Electric Company
Vice President and Comptroller                3135 Easton Turnpike
                                              Fairfield, CT 06431

F. S. Blake                                   General Electric Company
Senior Vice President-Corporate Business      3135 Easton Turnpike
Development                                   Fairfield, CT 06431

J. R. Bunt                                    General Electric Company
Vice President and Treasurer                  3135 Easton Turnpike
                                              Fairfield, CT 06431

W. J. Conaty                                  General Electric Company
Senior Vice President -Human Resources        3135 Easton Turnpike
                                              Fairfield, CT 06431

Dennis D. Dammerman                           General Electric Company
Vice Chairman of the Board and Executive      3135 Easton Turnpike
Officer, General Electric Company;            Fairfield, CT 06431
Chairman, General Electric Capital
Services, Inc.

Scott C. Donnelly                             General Electric Company
Senior Vice President-Corporate Research      P. O. Box 8
and Development                               Schenectady, NY 12301


Matthew J. Espe                               General Electric Company
Senior Vice President-GE Lighting             3135 Easton Turnpike
                                              Fairfield, CT 06431

B. W. Heineman, Jr.                           General Electric Company
Senior Vice President-General Counsel and     3135 Easton Turnpike
Secretary                                     Fairfield, CT 06431

J. R. Immelt                                  General Electric Company
Senior Vice President-GE Medical Systems      P. O. Box 414
                                              Milwaukee, WI 53201

L. R. Johnston                                General Electric Company
Senior Vice President -GE Appliances          Appliance Park
                                              Louisville, KY 40225

J. Krenicki, Jr.                              General Electric Company
Vice President-GE Transportation Systems      2901 East Lake Road
                                              Erie, PA 16531

R. W. Nelson                                  General Electric Company
Vice President -Corporate Financial           3135 Easton Turnpike
Planning and Analysis                         Fairfield, CT 06431

Name
Present Principal Occupation                  Present Business Address
----------------------------                  ------------------------

G. M. Reiner                                  General Electric Company
Senior Vice President                         1 Plastics Avenue
Chief Information Officer                     Pittsfield, MA 01201

K. S. Sherin                                  General Electric Company
Senior Vice President-Finance and Chief       3135 Easton Turnpike
Financial Officer                             Fairfield, CT 06431

L. G. Trotter                                 General Electric Company
Senior Vice President                         41 Woodford Avenue
GE Industrial Systems                         Plainville, CT 06062

R. C. Wright                                  National Broadcasting Company,
Vice Chairman of the Board and Executive      Inc.
Officer, General Electric Company;            30 Rockefeller Plaza
President and Chief Executive Officer,        New York, New York 10112
National Broadcasting Company, Inc.



         Citizenship of All General Electric Company Executive Officers
                      -------------------------------------
                                     U.S.A.

                                 EXHIBIT INDEX



A. Joint Filing Agreement dated as of December 18, 2000 by and among GECC, GECS and GE.

B. Securities Purchase Agreement (GECC) dated as of December 4, 2000, between GECC and the Issuer.

C. Registration Rights Agreement dated as of December 4, 2000, between GECC and the Issuer.

D.       Stock Purchase Warrant, dated December 4, 2000.